Exhibit 99.1

GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

Company Registration No. 201541844C

Registered Office:

3 Temasek Avenue, #18-01 Centennial Tower, Singapore 039190

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of Genius Group Limited (the “Company”) will be held at The Great Room, Stateroom Meeting Room, 3 Temasek Avenue, Level 18, Centennial Tower, Singapore 039190 on 7 July 2026 at 3:00 p.m. (Singapore time) (the “AGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the resolutions below:

ORDINARY BUSINESS

1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2025, together with the Auditor’s Report thereon. (Ordinary Resolution 1) The Audited Financial Statements are published at https://ir.geniusgroup.net/.

2.	To approve the payment of directors’ fees of USD1,020,000 for the financial year ended 31 December 2025. (Ordinary Resolution 2)

3.	To re-elect Thomas Peter Power as a Director, who is retiring in accordance with Regulation 88 of the constitution of the Company (“Constitution”). (Ordinary Resolution 3)

4.	To re-elect Eva Maria Mantziou as a Director, who is retiring in accordance with Regulation 88 of the Constitution. (Ordinary Resolution 4)

5.	To re-appoint Enrome LLP as the Auditor of the Company (“Auditors”) for the ensuing year and to authorise the Directors to fix their remuneration. (Ordinary Resolution 5)

SPECIAL BUSINESS

6.	ORDINARY RESOLUTION - AUTHORITY TO ISSUE ORDINARY SHARES

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendments:

“THAT pursuant to the provisions of Section 161 of the Companies Act 1967 (the “Companies Act”) and notwithstanding the provisions of the Company’s Constitution,

(a)	authority be and is hereby given to the Directors to:

(i)	allot and issue Class A Ordinary Shares in the capital of the Company (“Class A Shares”) whether by way of rights, bonus or otherwise;

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Class A Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Class A Shares); and

(iii)	issue additional Instruments arising from adjustments made to the number of Instruments previously issued in the event of rights, bonus, or capitalisation issues,

at any time to such persons and upon such terms and conditions and for such purposes and with such rights and restrictions as the Directors may, in their absolute discretion, deem fit without first offering such shares to all or any existing members of the Company or every person entitled to a share in consequence of the death or bankruptcy of a member in proportion to the amount of the existing shares to which they are entitled;

(b)	notwithstanding that the authority conferred by paragraph (a) of this Resolution above may have ceased to be in force, authority be and is hereby given to the Directors to allot and issue Class A Shares pursuant to any Instrument made or granted by the Directors while paragraph (a) of this Resolution was in force; and

(c)	such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.”

(Ordinary Resolution 6)

7.	ORDINARY RESOLUTION - PROPOSED SHARE BUYBACK MANDATE

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendments:

“THAT:

(a)	for the purposes of Section 76C and Section 76E of the Companies Act, the exercise by the directors of the Company (“Directors”) of all the powers of the Company to purchase or otherwise acquire the issued ordinary shares in the capital of the Company (“Ordinary Shares”) not exceeding in aggregate the Prescribed Limit (as herein defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as herein defined) whether by way of:

(i)	market purchases (each a “Market Purchase”) on the NYSE American; and/or

(ii)	off-market purchases (each an “Off-Market Purchase”) effected otherwise than on the NYSE American in accordance with an equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, and otherwise in accordance with all applicable laws, regulations and the listing rules of the NYSE American as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Buyback Mandate”);

(b)	the authority conferred on the Directors pursuant to the Share Buyback Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of passing of this Resolution and expiring on the earlier of:

(i)	the date on which the next annual general meeting of the Company (“AGM”) is held or is required by law to be held;

(ii)	the date on which the Ordinary Share buybacks pursuant to the Share Buyback Mandate are carried out to the full extent mandated; or

(iii)	the date on which the authority contained in the Share Buyback Mandate is varied or revoked;

(c)	in this Resolution:

(i)	“Prescribed Limit” means 20% of the total number of issued Ordinary Shares (excluding treasury shares and subsidiary holdings) in that class as at the date of passing of this Resolution, unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act at any time during the Relevant Period, in which event the total number of issued Ordinary Shares shall be taken to be the total number of issued Ordinary Shares as altered, excluding any subsidiary holdings and treasury shares, that may be held by the Company from time to time;

(ii)	“Relevant Period” means the period commencing from the date of passing of this Resolution and expiring on the date the next AGM is held or is required by law to be held, whichever is the earlier;

(iii)	“Maximum Price” in relation to an Ordinary Share to be purchased, means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding 130% of the Average Closing Price;

(iv)	“Average Closing Price” means the average of the closing market prices of an Ordinary Share over the last five (5) Market Days, on which transactions in the Ordinary Shares were recorded, in the case of a Market Purchase, preceding the day of the Market Purchase, and deemed to be adjusted for any corporate action that occurs during the relevant 5-day period and the date of the Market Purchase, or in the case of an Off-Market Purchase, preceding the date on which the Company makes an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the relevant terms of the equal access scheme for effecting the Off- Market Purchase; and

(d)	the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.”

(Ordinary Resolution 7)

8.	ORDINARY RESOLUTION – CONDITIONAL AUTHORITY FOR SHARE CONSOLIDATION

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendments:

THAT:

(a)	Only in the event that such action is necessary to maintain compliance with applicable NYSE American listing requirements, to protect the Company’s continued listing on the NYSE American, or to address any future circumstance in which the Board determines that the Company’s listing status may be at risk, approval be and is hereby given for the board of directors of the Company (the “Board”), in its sole discretion, to implement a share consolidation of every ten (10) issued Class A Ordinary Shares, Class B Ordinary Shares or Class C Ordinary Shares in the capital of the Company (the “Shares”) into one (1) Consolidated Class A Ordinary Share, Consolidated Class B Ordinary Share or Consolidated Class C Ordinary Share, respectively (the “Share Consolidation”); provided, however, that nothing in this Resolution shall require the Board to implement the Share Consolidation and the Board may determine not to proceed with the Share Consolidation if it concludes that such action is unnecessary or not in the best interests of the Company and its shareholders.

(b)	for the avoidance of doubt, nothing in this Resolution shall require the Board to implement the Share Consolidation, and the Board shall have full discretion to determine not to proceed with the Share Consolidation if it concludes that the Share Consolidation is unnecessary or not in the best interests of the Company and its shareholders;

(c)	approval be and is hereby given for fractions of Consolidated Shares arising from the Share Consolidation to be aggregated and dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company, including (i) aggregating and cancelling the same, or (ii) aggregating and selling the same and retaining the net proceeds for the benefit of the Company;

(d)	if the Board determines to proceed with the Share Consolidation pursuant to paragraph (a) above, the Directors and each of them be and are hereby authorised, in their absolute discretion, to fix the Share Consolidation Record Date(s) and the Share Consolidation Effective Trading Date(s) at such time and on such date as they may deem fit in the interests of the Company, and such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier; and

(e)	the Directors and each of them be and are hereby authorised to do all such acts and things (including, without limitation, executing all such documents and taking all such actions as may be required) as they may consider expedient, necessary or desirable to give effect to this Resolution.

(Ordinary Resolution 8)

9.	SPECIAL RESOLUTION – AUTHORITY TO ISSUE CLASS B ORDINARY SHARES, CLASS C ORDINARY SHARES AND PREFERENCE SHARES

To consider and, if thought fit, to pass the following resolution as a Special Resolution, with or without amendments:

“THAT, pursuant to the provisions of Section 64A(3) of the Companies Act and notwithstanding the provisions of the Constitution,

(a)	authority be and is hereby given to the Directors to:

(i)	allot and issue Class B ordinary shares in the capital of the Company (“Class B Ordinary Shares”), Class C ordinary shares in the capital of the Company (“Class C Ordinary Shares”) and redeemable preference shares in the capital of the company (“Preference Shares”) whether by way of rights, bonus or otherwise, each class of shares carrying different voting rights and other specific rights as set out in the Constitution;

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Class B Ordinary Shares, Class C Ordinary Shares or Preference Shares to be allotted and issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Class B Ordinary Shares, Class C Ordinary Shares or Preference Shares); and

(iii)	issue additional Instruments arising from adjustments made to the number of Instruments previously issued in the event of rights, bonus, or capitalisation issues,

at any time to such persons and upon such terms and conditions and for such purposes and with such rights and restrictions as the Directors may, in their absolute discretion, deem fit without first offering such shares to all or any existing members of the Company or every person entitled to a share in consequence of the death or bankruptcy of a member in proportion to the amount of the existing shares to which they are entitled.”

(Special Resolution 9)

10.	SPECIAL RESOLUTION – CONVERSION OF SHARES

To consider and, if thought fit, to pass the following resolution as a Special Resolution, with or without amendments:

“THAT, pursuant to the provisions of Sections 64A and 74A(2) of the Companies Act and Regulation 12(b) of the Constitution,

(a)	authority be and is hereby given to the Directors to:

(i)	convert such number of Class A Ordinary Shares into such number of Class B Ordinary Shares or Class C Ordinary Shares as the Directors deem fit in their absolute discretion;

(ii)	convert such number of Class B Ordinary Shares into such number of Class A Ordinary Shares or Class C Ordinary Shares as the Directors deem fit in their absolute discretion;

(iii)	convert such number of Class C Ordinary Shares into such number of Class A Ordinary Shares or Class B Ordinary Shares as the Directors deem fit in their absolute discretion;

(iv)	allot and issue such number of Class B Ordinary Shares or Class C Ordinary Shares each carrying different voting rights and other specific rights as set out in the Constitution pursuant to the conversion of Class A Ordinary Shares;

(v)	allot and issue such number of Class A Ordinary Shares pursuant to the conversion of Class B Ordinary Shares or Class C Ordinary Shares; and

(vi)	to complete and to do all such acts and things as they may consider necessary, desirable, expedient to give effect to this Resolution 10, including without limitation to the foregoing, to negotiate, sign, execute and deliver all documents (if required) in the interests of the Company, and, to the extent that any of the foregoing have been done, that they be and are hereby confirmed and approved.”

(Special Resolution 10)

11.	To transact any other business which may properly be transacted at an Annual General Meeting.

Explanatory Note relating to the proposed Ordinary Resolution 6: The proposed Ordinary Resolution 6 above, if passed, will empower the Directors of the Company, effective until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, to allot and issue Class A Ordinary Shares , make or grant Instruments convertible into Class A Ordinary Shares and to issue Class A Ordinary Shares pursuant to such Instruments.

Explanatory Note relating to the proposed Ordinary Resolution 7: The proposed Ordinary Resolution 7 above, if passed, will empower the Directors to purchase or otherwise acquire Ordinary Shares by way of Market Purchases or Off-Market Purchases, provided that the aggregate number of Ordinary Shares to be purchased or acquired under the Share Buyback Mandate does not exceed the Prescribed Limit, and at such price(s) as may be determined by the Directors of the Company from time to time up to but not exceeding the Maximum Price.

Source of Funds

The Company may only apply funds for the purchase or acquisition of Ordinary Shares as provided in the Constitution and in accordance with the applicable laws in Singapore. The Company may not purchase or acquire its Ordinary Shares for a consideration other than in cash or, in the case of a Market Purchase, for settlement otherwise than in accordance with the trading rules of the NYSE American.

The Company may use internal sources of funds or external borrowings or a combination of both to finance the Company’s purchase or acquisition of Ordinary Shares pursuant to the Share Buyback Mandate. The Directors do not propose to exercise the Share Buyback Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Group.

Financial Effects

It is not possible for the Company to realistically calculate or quantify the impact of purchases or acquisitions of Ordinary Shares that may be made pursuant to the Share Buyback Mandate on the net tangible assets (“NTA”) per Ordinary Share and earnings per share (“EPS”) as the resultant effect would depend on, inter alia, the aggregate number of Ordinary Shares purchased or acquired, whether the purchase or acquisition is made out of capital or profits, the purchase prices paid for such Ordinary Shares, the amount (if any) borrowed by the Company to fund the purchase or acquisition and whether the Ordinary Shares purchased or acquired are cancelled or held as treasury shares.

The Company’s total number of issued Ordinary Shares will be diminished by the total number of Ordinary Shares purchased by the Company and which are not held as treasury shares. The NTA of the Company will be reduced by the aggregate purchase price (including any expenses such as brokerage and commission) paid by the Company for the Ordinary Shares.

Under the Companies Act, purchases or acquisitions of Ordinary Shares by the Company may be made out of the Company’s capital or profits so long as the Company is solvent. Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

The purchase or acquisition of Ordinary Shares will only be effected by the Company after the Directors have considered relevant factors such as the working capital requirements, the availability of financial resources and the expansion and investment plans of the Company, and the prevailing market conditions.

For illustrative purposes only, the financial effects of the Share Buyback Mandate on the Company, based on the unaudited financial statements of the Company for the financial year ended 31 December 2025 are based on the assumptions set out below:

(a)	based on 172,897,372 Class A Ordinary Shares in issue (excluding treasury shares and subsidiary holdings) as at 1 June 2026 (the “Latest Practicable Date”) and assuming no further Ordinary Shares are issued and no reduction of share capital of the Company takes place, not more than 34,579,474 Class A Ordinary Shares (representing 20% of the total number of issued Class A Ordinary Shares (excluding treasury shares and subsidiary holdings) may be purchased by the Company pursuant to the Share Buyback Mandate (if renewed). As the Company does have treasury shares as at the Latest Practicable Date and holds 4,290,848 in treasury from the share buyback, the maximum number of Class A Ordinary Shares the Company can purchase or acquire and hold as treasury shares pursuant to the proposed Share Buyback Mandate is 30,288,626 Class A Ordinary Shares;

(b)	assuming that the Company purchases or acquires 30,288,626 Class A Ordinary Shares at the Maximum Price of $0.31 for one Share (being the price equivalent to 130% above the Average Closing Price of the Class A Ordinary Shares for the five consecutive Market Days on which the Class A Ordinary Shares were traded on the NYSE American immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 30,288,626 Class A Ordinary Shares (excluding related expenses) is approximately US$9,450,051.

For illustrative purposes only, and based on the assumptions set out in sub-paragraphs (a) and above and assuming that:

(i)	such purchase or acquisition of Class A Ordinary Shares is made entirely out of capital and financed solely by internal sources of funds;

(ii)	the Share Buyback Mandate had been effective on 1 January 2025;

(iii)	the Company had purchased or acquired 30,288,626 Class A Ordinary Shares on 1 January 2026; and

(iv)	related expenses incurred directly in the purchases or acquisitions by the Company of the Class A Ordinary Shares at the relevant time are not taken into account,

the financial effects of:

(1)	the purchase or acquisition of 30,288,626 Class A Ordinary Shares by the Company and out of which 12,998,889 Class A Ordinary Shares are held as treasury shares; and

(2)	the purchase or acquisition of 30,288,626 Class A Ordinary Shares by the Company and all 30,288,626 Class A Ordinary Shares are cancelled,

on the unaudited financial statements of the Company for the financial year ended 31 December 2025 pursuant to the Share Buyback Mandate, are summarised in the following tables:

(1)	the purchase or acquisition of 30,288,626 Class A Ordinary Shares by the Company and out of which 12,998,889 Class A Ordinary Shares are held as treasury shares

As at 31 December 2025	Before Share Purchase	Group After Market Purchase	After Off- Market Purchase

Issued capital and reserves	100,964,401	96,908,748	96,908,748
Treasury shares	(4,346,764)	(8,402,417)	(8,402,417)
Total equity	96,617,637	88,506,330	88,506,330
Current assets	23,865,296	23,865,296	23,865,296
Current liabilities	27,622,168	27,622,168	27,622,168
Working capital	(3,756,872)	(3,756,872)	(3,756,872)
Total Borrowing	8,577,774	8,577,774	8,577,774
Net Asset	96,617,637	88,506,330	88,506,330

Number of Shares (excluding treasury shares) (‘000)(a)	188,897,372	175,898,483	175,898,483
Treasury shares (‘000)	(4,290,848)	(17,289,737)	(17,289,737)

Financial Ratios
NTA per Share ($)	0.51	0.50	0.50
Current ratio (times)	0.86	0.86	0.86
Net gearing ratio (%)	0.09	0.10	0.10

*(a) Number of shares includes total number of shares as of record date 1 June 2026

(2)	the purchase or acquisition of 30,288,626 Class A Ordinary Shares by the Company and all 30,288,626 Class A Ordinary Shares are cancelled

As at 31 December 2025	Before Share Purchase	Group After Market Purchase	After Off- Market Purchase

Issued capital and reserves	100,964,401	91,514,350	91,514,350
Treasury shares	(4,346,764)	(13,796,815)	(13,796,815)
Total equity	96,617,637	77,717,534	77,717,534
Current assets	23,865,296	23,865,296	23,865,296
Current liabilities	27,622,168	27,622,168	27,622,168
Working capital	(3,756,872)	(3,756,872)	(3,756,872)
Total Borrowing	8,577,774	8,577,774	8,577,774
Net Asset	96,617,637	77,717,534	77,717,534

Number of Shares (excluding treasury shares) (‘000)(a)	188,897,372	158,608,746	158,608,746
Treasury shares (‘000)	(4,290,848)	(34,579,474)	(34,579,474)

Financial Ratios
NTA per Share ($)	0.51	0.49	0.49
Current ratio (times)	0.86	0.86	0.86
Net gearing ratio (%)	0.09	0.11	0.11

*(a) Number of shares includes total number of shares as of record date 1 June 2026

Explanatory Notes relating to the Proposed Ordinary Resolution 8:

Background

The Board is seeking Shareholder approval to provide the Company with the flexibility to implement a share consolidation of every ten (10) issued Class A Ordinary Shares, Class B Ordinary Shares or Class C Ordinary Shares into one (1) Consolidated Class A Ordinary Share, Consolidated Class B Ordinary Share or Consolidated Class C Ordinary Share, respectively (the “Share Consolidation”), only if the Board determines that such action is necessary or advisable to maintain compliance with applicable NYSE American listing requirements, protect the Company’s continued listing on the NYSE American, or address circumstances that may place the Company’s listing status at risk.

The Board is not required to implement the Share Consolidation if this Resolution is approved and retains full discretion to determine whether any Share Consolidation is necessary or appropriate in the future.

Purpose

The purpose of Ordinary Resolution 8 is to provide the Board with advance authority to take action, if required, to preserve the Company’s NYSE American listing status and maintain compliance with applicable exchange requirements.

The Board does not currently have any fixed plan or commitment to implement a Share Consolidation and will only consider doing so if the Board determines that such action is necessary or advisable in the interests of the Company and its shareholders.

Effect of the Proposed Share Consolidation

If the Board determines that a Share Consolidation is required and subsequently implements the Share Consolidation, every ten (10) issued Class A Ordinary Shares, Class B Ordinary Shares or Class C Ordinary Shares will be consolidated into one (1) Consolidated Share of the corresponding class.

Based on the number of shares outstanding as at 1 June 2026, and assuming no additional shares are issued prior to the Share Consolidation Record Date, the Company would have approximately 18,889,737 issued shares following completion of the Share Consolidation, subject to rounding adjustments and fractional entitlements.

The Share Consolidation would not alter the Company’s total shareholders’ equity, assets, liabilities, business operations, or the proportionate ownership interest of shareholders, except for minor adjustments resulting from the treatment of fractional entitlements.

Options, Warrants, Restricted Stock Units and Convertible Loans

If the Board proceeds with a Share Consolidation, the number of outstanding options, warrants, restricted stock units, convertible loans and other convertible or exchangeable securities of the Company would be adjusted in accordance with their respective terms and applicable NYSE American rules. Such adjustments would generally be made to preserve the economic interests of the holders immediately before and after the Share Consolidation.

Rounding and Fractional entitlements

Shareholders should note that the number of Consolidated Shares to which they will be entitled following any Share Consolidation will be rounded down to the nearest whole Consolidated Share. Fractional entitlements will not be issued.

Any fractional entitlements arising from the Share Consolidation may be aggregated and dealt with by the Directors in such manner as they determine to be appropriate and in the interests of the Company, including aggregating and cancelling such fractions or aggregating and selling them and retaining any net proceeds for the benefit of the Company.

No Assurance of Implementation

Approval of Ordinary Resolution 8 does not itself result in a Share Consolidation. The Resolution merely authorises the Board to implement a Share Consolidation during the period of authority granted by Shareholders if the Board determines that such action is necessary or advisable to maintain compliance with NYSE American requirements or to protect the Company’s continued listing status. The Board may elect not to proceed with a Share Consolidation even if this Resolution is approved.

Explanatory Note relating to the proposed Special Resolution 9: The proposed Special Resolution 9 above, if passed, will empower the Directors of the Company to allot and issue Class B Ordinary Shares, Class C Ordinary Shares, Preference Shares, or make or grant Instruments convertible into Class B Ordinary Shares, Class C Ordinary Shares or Preference Shares and to issue Class B Ordinary Shares, Class C Ordinary Shares or Preference Shares pursuant to such Instruments.

Explanatory Note relating to the proposed Special Resolution 10: The proposed Special Resolution 10 above, if passed, will empower the Directors of the Company to convert the existing Class A Ordinary Shares into such number of Class B Ordinary Shares or Class C Ordinary Shares as the Directors deem fit in their absolute discretion.

Definitions

For purposes of this Notice (including the Proxy Form) the following definitions are used:

1.	Beneficial Shareholders means persons or entities holding their interests in the Company’s shares as, or through, a participant in The Depository Trust Company (“DTC”), or its nominee, Cede & Co. in book entry form at VStock Transfer, LLC (“VStock”) or such other entity that may be engaged as registrar of members or transfer agent on behalf of the Company, a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

2.	Shareholder of Record means a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

3.	NYSE American Shareholders means Beneficial Shareholders.

General matters relating to the AGM:

1.	The Company’s AGM will be held in a wholly physical format at The Great Room, Stateroom Meeting Room, 3 Temasek Avenue, Level 18, Centennial Tower, Singapore 039190 on 7 July 2026 at 3:00 p.m. (Singapore time), for considering and, if thought fit, passing the Resolutions set out in this Notice of AGM. There will be no option for shareholders to participate virtually.

2.	Quorum: The quorum required to transact business at the AGM is for at least two Shareholders to be present. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

3.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favour of the Resolution. For Special Resolutions to be passed, more than 75% of the eligible votes cast on the Resolution must be in favour of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

4.	Identification of Beneficial Shareholders and Shareholders of Records and their corporate representatives: Before any person may participate in the AGM, the Chairman of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified.

5.	Record Date for determining Beneficial Shareholders’ eligibility to vote: Only those Beneficial Shareholders recorded in the records of the relevant securities depository on 1 June 2026 are eligible to vote.

Participation in the AGM

1.	Notice and Proxy Form: Printed copies of this Notice and accompanying proxy form will be sent to Shareholders and published on the Company’s corporate website at the URL https://ir.geniusgroup.net/.

2.	Submission of questions: Shareholders may submit questions related to the resolutions to be tabled no later than 11:59 p.m., 3 July 2026 (Singapore time) via email to investors@geniusgroup.net. For verification purpose, when submitting any questions, Shareholders MUST provide the Company with their particulars (comprising full name (for individuals) / company name (for corporates), email address, contact number, NRIC / passport number / company registration number, shareholding type and number of shares held).

The Company will endeavour to address the substantial and relevant queries from Shareholders no later than 48 hours prior to the closing date and time for the lodgment of the proxy forms through an announcement to be released on the Company’s corporate website at the URL https://ir.geniusgroup.net/. If questions or follow-up questions are submitted after the 3 July 2026 deadline, the Company will endeavour to address these questions at the AGM itself. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

3.	Appointment of Proxies:

(a)	Shareholders may exercise their voting rights at the AGM via proxy voting. A proxy need not be a Shareholder.

(b)	Shareholders who wish to appoint proxies (including appointing the Chairman of the Meeting (the “Chairman”) as their proxy) to attend the AGM and vote at the AGM on their behalf must complete and submit the Proxy Form in accordance with the instructions below or on the proxy card; by 4 July 2026 (72 hours from AGM date) 3:00 p.m. (Singapore time).

(c)	A Shareholder who wishes to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering or scanning and sending a clear copy of it:

(i)	by NYSE American Shareholders by following the instruction on the proxy form by 4 July 2026, 3:00 p.m. (Singapore time); and

(ii)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 4 July 2026, 3:00 p.m. (Singapore time).

In the Proxy Form, a Shareholder should specifically direct the proxy on how he/she is to vote for or vote against (or abstain from voting on) the resolutions to be tabled at the AGM. If no specific direction as to voting is given, the proxy (including the Chairman if he is appointed as proxy) will vote or abstain from voting at his/her discretion. All valid votes cast via proxy on each resolution will be counted.

4.	Personal Data Privacy:

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak and vote at the AGM and/or any adjournment thereof, or submitting any details of the Shareholder’s corporate representatives in connection with the AGM, a Shareholder (whether a Beneficial Shareholder or a Shareholder of Record) (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

By Order of the Board

Roger James Hamilton

Director

Date: 3 June 2026

Attachments: - Proxy Form

GENIUS GROUP LIMITED

Company Registration No: 201541844C

Incorporated in the Republic of Singapore

PROXY FORM

ANNUAL GENERAL MEETING

IMPORTANT

1. By submitting an instrument appointing a proxy, the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting (“AGM”) dated 3 June 2026.

2. Alternative arrangements relating to submission of questions in advance of the AGM and voting during the AGM or by appointing a proxy or proxies (including the Chairman of the Meeting as proxy) at the AGM, are set out in the Notice of AGM dated 3 June 2026.

3. Please read the notes to the Proxy Form.

I/We, ___________________________________(Name)________________________ (NRIC/Passport/Registration No.) of ______________________________________________________________________________________(Address) being the Shareholder of Record / Beneficial Shareholder of _________________ ordinary shares in Genius Group Limited (the “Company”) hereby appoint :

Name	Address	NRIC / Passport Number/Registration No.	Email Address	Proportion of Shareholdings (%)

*and/or (delete as appropriate)

Name	Address	NRIC / Passport Number/Registration No.	Email Address	Proportion of Shareholdings (%)

or failing *the person or both of the persons above, the Chairman of the Annual General Meeting (“AGM”) as my/our proxy to attend, speak and vote for me/us on my/our behalf at the AGM of the Company to be held at The Great Room, Stateroom Meeting Room, 3 Temasek Avenue, Level 18, Centennial Tower, Singapore 039190 on 7 July 2026 at 3:00 p.m. Singapore time and at any adjournment thereof.

I/We direct the proxy(ies) of the AGM, to vote “For” or “Against”, or “Abstain” from voting on the Resolutions proposed at the AGM as indicated hereunder. If no specific directions as to voting is given or in the event of any other matter arising at the AGM and at any adjournment thereof, the proxy will vote or abstain from voting at his/her discretion.

No	Resolution	Number of votes For	Number of votes Against	Number of votes Abstain
Ordinary Resolution
1	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2025, together with the Auditor’s Report thereon.

2	To approve the payment of directors’ fees

3	To re-elect Thomas Peter Power as a Director, who is retiring in accordance with Regulation 88 of the Constitution.

4	To re-elect Eva Maria Mantziou as a Director, who is retiring in accordance with Regulation 88 of the Constitution.

5	To re-appoint Enrome LLP as Auditors and to authorise the Directors to fix their remuneration.

6	To authorize the Directors to allot and issue Class A Ordinary Shares.

7	Proposed Share Buyback Mandate

8	Conditional Authority for Share Consolidation

Special Resolution
9	To authorize the Directors to allot and issue Class B Ordinary Shares, Class C Ordinary Shares and Preference Shares

10	Proposed Conversion of Shares

Notes:

(Please indicate with a tick [“✔”] in the space provided whether you wish to cast all your votes for or against or to abstain from voting on each resolution as set out in the Notice of AGM. Alternatively, if you wish to exercise your votes both for and against any resolution and/or to abstain from voting on any resolution, please indicate the number of shares in the respective spaces provided.)

Dated this ____ day of ________________ 2026

Signature(s) of member(s) or common seal
IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES TO PROXY FORM:

1.	An instrument appointing a proxy shall be in writing and:

(a)	in the case of an individual shall be signed by the appointor or by his attorney; and

(b)	in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

2.	A proxy need not be a member of the Company. A Shareholder may choose to appoint the Chairman of the AGM as his/her/its proxy.

3.	Shareholders who wish to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering (or scanning and sending a clear copy of it):

(i)	in the case of NYSE American Shareholders by following the instruction on the proxy form by 4 July 2026, 3:00 p.m. (Singapore time); and

(ii)	in the case of Shareholders on Record to VStock Transfer, LLC,18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 4 July 2026, 3:00 p.m. (Singapore time).

4.	The power of attorney (if applicable) or other authority, if any, appointing a person to attend and vote at the Annual General Meeting must be submitted to the Company via email to investors@geniusgroup.net, not less than 72 hours before the time appointed for holding the AGM i.e. by 4 July 2026, 3:00 p.m. (Singapore time).

5.	A corporation which is a Shareholder of the Company may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Annual General Meeting in accordance with Section 179 of the Companies Act 1967.

6.	Shareholders shall insert the relevant number of those shares owned by them that is to be represented in this Proxy Form. Shareholders are not obliged to vote all their shares or to vote all their shares in the same manner.

7.	Shareholders shall insert the relevant number of shares in respect of which they wish to vote in the relevant space under the columns headed “For”, “Against”, “Abstain”, as appropriate if they wish to split their votes across the voting options or to cast their votes in respect of a lesser number of shares than they own in the Company. Shareholders are not obliged to use all the votes exercisable by them, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by them. If Shareholders wishes to cast all of the votes of those shares owned by them that are represented in this Proxy Form in the same way in respect of a particular resolution, such Shareholders need not fill in such number of shares, and shall indicate their vote as either “For”, “Against” or “Abstain” by placing a “✔” within the box provided.

8.	Any deletions, alterations or corrections made to this Proxy Form must be initialled by the Shareholder.

9.	In the case of joint Shareholders, all holders must sign this Proxy Form.

10.	The Chairman of the AGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the Shareholder wishes to vote.

11.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the Proxy Form are not ascertainable may be rejected.

12.	In any case where a Shareholder of Record is a securities depository whose name or whose nominee’s name is entered as a member in the register of members of the Company in respect of book-entry securities in the Company (“Depository”), the Company shall be entitled and bound:

(i)	to reject any instrument of proxy lodged if a person who has an account directly with the Depository, which account is credited with book-entry securities in the Company, (“Depositor”) is not shown to have any shares entered against his name in the register maintained by the Depository in respect of book-entry securities in the Company (“Depository Register”) as at 72 hours before the time of the AGM as certified by the Depository to the Company; and

(ii)	to accept as the maximum number of votes which in aggregate the proxy appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the AGM as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor. If that number is smaller than the number specified in the instrument of proxy, the maximum number of votes “For”, “Against” or “Abstain” shall be accepted in (as nearly as may be) the respective proportions set out in the instrument of proxy.